BTQ Technologies Provides Corporate Update: Appoints

Hunter Scharfe as Senior Advisor, Among Other Strategic

Developments

Vancouver, October 16, 2024 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the appointment of Mr. Hunter Scharfe as Senior Advisor, effective October 1, 2024.

In this role, Mr. Scharfe will advise the Company on strategic initiatives aimed at strengthening BTQ's market position and driving long-term growth. He will also provide guidance on partnerships and mergers and acquisitions as BTQ continues to expand its global presence in the quantum technology sector.

Mr. Scharfe is an entrepreneur and financier with nearly a decade of experience as a strategic capital partner and merchant banker. He is currently a Partner at a Toronto-based venture capital merchant bank, where he has overseen strategic investments and served as a board member and advisor to companies in emerging sectors such as artificial intelligence and blockchain. Mr. Scharfe holds a Bachelor of Commerce from the University of Toronto's Rotman School of Management.

The Company is also pleased to announce that it has closed a $1,000,000 non-interest bearing, unsecured convertible loan (the "Loan"), with a two-year term. The Loan is convertible at the option of the holder at a price of C$0.40 per share. The Company expects to use the proceeds from the loan for general corporate and working capital purposes.

Other Recent Strategic Developments include:

BTQ Technologies Completes Acquisition of Radical Semiconductor's Processing-in-Memory Technology Portfolio, Advancing Post-Quantum Cryptography Capabilities

BTQ Technologies acquired the assets of Radical Semiconductor Inc., a leader in cryptographic accelerators, including its innovative CASH architecture that uses processing-in-memory technology for secure, agile, and reconfigurable cryptographic solutions. This acquisition enhances BTQ's leadership in post-quantum cryptography and strengthens its quantum-secure communications infrastructure. Radical's technology will support BTQ's growth in sectors like IoT, financial services, blockchain, and government, offering scalable and efficient quantum-secure solutions across various emerging markets.

BTQ Technologies Appoints World-Class Quantum and Cryptography Experts to Leadership and Scientific Advisory Board

BTQ Technologies Corp. strengthened its leadership team with globally recognized experts in quantum computing, cryptography, and cybersecurity, underscoring its commitment to addressing security challenges posed by large-scale quantum computers. New appointees include Jeffrey Morais as Head of Quantum Software, Kohei Suenaga as Zero-Knowledge Cryptography Advisor, Eylon Yogev as Post-Quantum Cryptography Advisor, and Deepesh Singh as Quantum Photonics Advisor. Each brings specialized expertise in areas such as quantum cryptography, formal verification, interactive proof systems, and quantum photonics, bolstering BTQ's capacity to innovate in post-quantum security.

BTQ Technologies Joins QuINSA as a Founding Member to Propel International Quantum Information Standardization

BTQ has joined QuINSA as a founding member, collaborating with global quantum technology leaders like SKT, LG Electronics, IBM, and AWS to develop standards for quantum communication, computing, and sensing. QuINSA promotes international collaboration, analyzes standardization trends, and partners with global bodies to advance quantum industrialization and innovation. During the launch event, BTQ and other industry leaders presented insights on trends and advancements in quantum technologies.

BTQ Technologies Announces the Award of Academic Grants from Mitacs

BTQ Technologies is eligible for up to C$435,000 in grants from the Mitacs Accelerate program, which will support IP development and commercialization efforts. Under the supervision of Prof. Guang Gong at the University of Waterloo, the project will explore efficient zero-knowledge proof-based post-quantum digital signatures, specifically focusing on the efficiency and commercialization of BTQ's Preon algorithm.

BTQ and ID Quantique Sign MOU: Collaboration for Developing Next-Generation Authentication Systems

BTQ Technologies Corp. and ID Quantique signed an MOU to co-develop an authentication system combining Quantum Random Number Generators (QRNG) and Post-Quantum Cryptography (PQC). ID Quantique is a leader in quantum cryptography, while BTQ's PQC signature algorithm, Preon, has received recognition from NIST. This partnership aims to create a cutting-edge solution to address security challenges posed by both classical and quantum computing threats.

Olivier Roussy Newton, CEO of BTQ Technologies, commented, "BTQ Technologies is at an exciting juncture, with our recent strategic developments solidifying our position as a leader in quantum-secure technology. The acquisition of Radical Semiconductor's groundbreaking cryptographic solutions, coupled with our collaboration with ID Quantique on pioneering authentication systems, demonstrates our commitment to delivering robust security in an era of quantum threats. Additionally, the expansion of our leadership team with renowned experts in quantum computing, cryptography, and cybersecurity, along with our involvement in QuINSA, strengthens our capabilities and influence within the global quantum community. These initiatives not only enhance our technology portfolio but also position us to meet the evolving security needs of sectors from IoT to financial services. We are more confident than ever in our mission to drive innovation and set the standard in quantum-secure communications."

About BTQ
BTQ was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.